FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.	0001199476
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 21, 2004, Series 2004-4	333-100675

Name of Person Filing the Document
(If Other than the Registrant)

04028935

SEC MAIL RECEIVED PROCESSING SECTION
MAY 24 2004
158
WASH., D.C.

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 21, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:____________________
Name: Ted Hsueh
Title: Vice President

By:____________________
Name: Peter Cerwin
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 21, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:/s/ Ted Hsueh
Name: Ted Hsueh
Title: Vice President

By:/s/ Peter Cerwin
Name: Peter Cerwin
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Doc Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Full/Alt	231	116,201,485.45	87.97
Stated Documentation	33	15,889,645.04	12.03
Total:	264	132,091,130.49	100.00

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary	261	129,903,517.07	98.34
Second Home	3	2,187,613.42	1.66
Total:	264	132,091,130.49	100.00

Current Principal Bal($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
300,001 - 400,000	70	25,941,341.04	19.64
400,001 - 500,000	104	46,648,824.95	35.32
500,001 - 600,000	48	26,520,335.08	20.08
600,001 - 700,000	17	10,855,780.93	8.22
700,001 - 800,000	6	4,428,700.13	3.35
800,001 - 900,000	8	6,803,003.30	5.15
900,001 - 1,000,000	10	9,698,771.45	7.34
1,000,001 >=	1	1,194,373.61	0.90
Total:	264	132,091,130.49	100.00

Minimum: 333,589.32
Maximum: 1,194,373.61
Average: 500,345.19

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Refinance - Rate Term	143	73,787,577.64	55.86
Purchase	75	36,402,300.86	27.56
Refinance - Cashout	46	21,901,251.99	16.58
Total:	264	132,091,130.49	100.00

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single Family Residence	167	83,756,015.07	63.41
PUD	81	41,200,947.02	31.19
Condo	15	6,660,366.01	5.04
2-4 Family	1	473,802.39	0.36
Total:	264	132,091,130.49	100.00

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
3.501 - 4.000	1	367,441.25	0.28
4.001 - 4.500	140	70,749,400.72	53.56
4.501 - 5.000	104	51,652,993.29	39.10
5.001 - 5.500	19	9,321,295.23	7.06
Total:	264	132,091,130.49	100.00

Minimum: 3.875
Maximum: 5.500
Weighted Average: 4.624

Originator	Number of Loans	Current Principal Balance	% of Current Principal Balance
Natcity	264	132,091,130.49	100.00
Total:	264	132,091,130.49	100.00

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 - 60.00	63	33,763,177.32	25.56
60.01 - 70.00	58	30,748,640.21	23.28
70.01 - 80.00	141	66,832,384.96	50.60
85.01 - 90.00	2	746,928.00	0.57
Total:	264	132,091,130.49	100.00

Minimum: 25.00
Maximum: 90.00
Weighted Average by Original Balance: 67.26

Top States	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	84	41,368,038.28	31.32
Maryland	33	16,464,896.44	12.46
Virginia	28	13,838,835.85	10.48
Illinois	27	13,386,846.11	10.13
Texas	12	6,190,238.42	4.69
Colorado	11	5,716,598.13	4.33
Other	69	35,125,677.26	26.59
Total:	264	132,091,130.49	100.00

FICO Score	Number of Loans	Current Principal Balance	% of Current Principal Balance
600 - 649	6	3,426,672.95	2.59
650 - 699	65	31,980,814.93	24.21
700 - 749	91	43,065,142.23	32.60
750 - 799	100	52,699,790.10	39.90
800 >=	2	918,710.28	0.70
Total:	264	132,091,130.49	100.00

Minimum: 624
Maximum: 807
Weighted Average: 732
% UPB missing FICOs: 0.0

Origination Date	Number of Loans	Current Principal Balance	% of Current Principal Balance
2003-08	1	384,384.52	0.29
2004-01	1	373,599.26	0.28
2004-02	127	64,962,751.84	49.18
2004-03	135	66,370,394.87	50.25
Total:	264	132,091,130.49	100.00

Seasoning	Number of Loans	Current Principal Balance	% of Current Principal Balance
1 - 3	263	131,706,745.97	99.71
7 - 9	1	384,384.52	0.29
Total:	264	132,091,130.49	100.00

Months to Rate Adjustment	Number of Loans	Current Principal Balance	% of Current Principal Balance
52	1	384,384.52	0.29
58	129	65,189,684.37	49.35
59	134	66,517,061.60	50.36
Total:	264	132,091,130.49	100.00

Product Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
ARM - 5 Year/1 Year - IO	102	49,709,779.02	37.63
ARM - 5 Year/1 Year	162	82,381,351.47	62.37
Total:	264	132,091,130.49	100.00

Doc Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Full/Alt	184	42,847,421.07	90.49
Stated Documentation	21	4,503,984.43	9.51
Total:	205	47,351,405.50	100.00

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary	197	45,431,801.72	95.95
Second Home	8	1,919,603.78	4.05
Total:	205	47,351,405.50	100.00

Current Principal Bal($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
1 - 100,000	1	89,763.61	0.19
100,001 - 200,000	72	11,570,892.89	24.44
200,001 - 300,000	94	23,631,850.48	49.91
300,001 - 400,000	38	12,058,898.52	25.47
Total:	205	47,351,405.50	100.00

Minimum: 89,763.61
Maximum: 333,700.00
Average: 230,982.47

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Purchase	88	20,763,429.33	43.85
Refinance - Rate Term	81	17,963,169.50	37.94
Refinance - Cashout	36	8,624,806.67	18.21
Total:	205	47,351,405.50	100.00

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single Family Residence	96	22,247,397.86	46.98
PUD	75	17,678,207.64	37.33
Condo	30	6,438,132.90	13.60
2-4 Family	3	778,184.57	1.64
Modular Home	1	209,482.53	0.44
Total:	205	47,351,405.50	100.00

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
3.001 - 3.500	1	197,400.00	0.42
3.501 - 4.000	6	1,278,739.75	2.70
4.001 - 4.500	82	19,547,952.86	41.28
4.501 - 5.000	104	23,543,928.51	49.72
5.001 - 5.500	12	2,783,384.38	5.88
Total:	205	47,351,405.50	100.00

Minimum: 3.500
Maximum: 5.250
Weighted Average: 4.649

Originator	Number of Loans	Current Principal Balance	% of Current Principal Balance
Natcity	205	47,351,405.50	100.00
Total:	205	47,351,405.50	100.00

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 - 60.00	33	7,147,029.09	15.09
60.01 - 70.00	28	6,779,127.38	14.32
70.01 - 80.00	139	32,305,341.22	68.22
85.01 - 90.00	1	270,000.00	0.57
90.01 - 95.00	4	849,907.81	1.79
Total:	205	47,351,405.50	100.00

Minimum: 18.40
Maximum: 95.00
Weighted Average by Original Balance: 72.02

Top States	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	48	12,063,556.30	25.48
Virginia	21	5,048,914.14	10.66
Maryland	19	4,319,031.37	9.12
Texas	18	4,169,257.94	8.80
Arizona	18	3,480,408.88	7.35
Florida	10	2,317,756.13	4.89
Other	71	15,952,480.74	33.69
Total:	205	47,351,405.50	100.00

FICO Score	Number of Loans	Current Principal Balance	% of Current Principal Balance
650 - 699	34	8,104,127.06	17.11
700 - 749	88	19,822,410.11	41.86
750 - 799	80	18,665,827.48	39.42
800 >=	3	759,040.85	1.60
Total:	205	47,351,405.50	100.00

Minimum: 650
Maximum: 817
Weighted Average: 738
% UPB missing FICOs: 0.0

Origination Date	Number of Loans	Current Principal Balance	% of Current Principal Balance
2003-12	1	209,482.53	0.44
2004-02	102	23,797,294.35	50.26
2004-03	102	23,344,628.62	49.30
Total:	205	47,351,405.50	100.00

Seasoning	Number of Loans	Current Principal Balance	% of Current Principal Balance
1 - 3	204	47,141,922.97	99.56
4 - 6	1	209,482.53	0.44
Total:	205	47,351,405.50	100.00

Months to Rate Adjustment	Number of Loans	Current Principal Balance	% of Current Principal Balance
56	1	209,482.53	0.44
58	105	24,597,631.30	51.95
59	99	22,544,291.67	47.61
Total:	205	47,351,405.50	100.00

Product Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
ARM - 5 Year/1 Year - IO	148	33,382,154.47	70.50
ARM - 5 Year/1 Year	57	13,969,251.03	29.50
Total:	205	47,351,405.50	100.00